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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     FORM 12b-25
                             NOTIFICATION OF LATE FILING


                                                      SEC FILE NUMBER:    0-9899
                                                                   CUSIP NUMBER:


[X] Form 10-K and Form 10KSB            [ ] Form 20-F              [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB           [ ] Form N-SAR

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For Period Ended: December 31, 1998

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:    Not Applicable.


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PART I--REGISTRANT INFORMATION

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Full Name of Registrant: Medical Graphics Corporation ("Registrant")

Former Name if Applicable:  Not applicable

Address of Principal Executive Office (Street and Number): 350 Oak Grove Parkway

City, State and Zip Code: Saint Paul, MN 55127

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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    [X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]   (b)  The subject Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and

    [ ]   (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

     In late March 1999, in connection with the annual audit of its financial statements and the preparation of its Form 10-KSB for the year ended December 31, 1998, Medical Graphics determined that it would be necessary for it to restate its financial statements for the year ended December 31, 1997 and the first quarter ended March 31, 1998. The restatement is necessary to reflect the fact that subsequent to December 31, 1997, Medical Graphics determined that it had understated its inventory at December 31, 1997. The restatement is expected to decrease the Medical Graphics loss for the year ended December 31, 1997.

     On February 25, 1999, Medical Graphics announced that for the year ended December 31, 1998, it incurred a loss of $1,251,000 or $0.21 per share on
revenues of $20,449,000.   Medical Graphics does not yet know how the 1997
restatement might affect the 1998 net loss.


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PART IV--OTHER INFORMATION

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     (1)  Name and telephone number of person to contact in regard to this notification:

          Dale H. Johnson            (651)                   484-4874
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          (Name)                  (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If the answer is no, identify report(s).

              [X] Yes                         [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              [X] Yes                         [ ] No

          See Part III for a summary of the Registrant's results for the year ended December 31, 1998.


                            MEDICAL GRAPHICS CORPORATION
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(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 1999

                         /s/ Dale H. Johnson
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                         Dale H. Johnson, Chief Financial Officer



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